UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Pegasystems Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

705573 10 3

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705573 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alan Trefler N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,956,349
	6.	Shared Voting Power 72,000
	7.	Sole Dispositive Power 19,956,349
	8.	Shared Dispositive Power 72,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,028,349
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 53.09%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

	(a)	Name of Issuer

Pegasystems Inc.

	(b)	Address of Issuer’s Principal Executive Offices

101 Main Street Cambridge, MA 02142

Item 2.

	(a)	Name of Person Filing

Alan Trefler

	(b)	Address of Principal Business Office or, if none, Residence

The business address of the reporting person is: c/o Pegasystems Inc. 101 Main Street Cambridge, MA 02142

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock, $.01 par value per share (the “Common Stock”), of Pegasystems Inc.

	(e)	CUSIP Number

705573 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	Not Applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

Alan Trefler is the beneficial owner of 20,028,349 shares of Common Stock which includes 72,000 shares held by the Trefler Foundation, of which Mr. Trefler is a trustee. Mr. Trefler has no pecuniary interest in the 72,000 shares of Pegasystems Inc. stock which are held by the Trefler Foundation. Mr. Trefler retains voting and dispositive ownership over such shares.

(b) Percent of class:

The 20,028,349 shares of Common Stock beneficially owned by Alan Trefler represent 53.09% of the outstanding shares of Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote of 19,956,349 shares.

(ii) Shared power to vote or to direct the vote of 72,000 shares.

(iii) Sole power to dispose or to direct the disposition of 19,956,349 shares.

(iv) Shared power to dispose or to direct the disposition of 72,000 shares.

The foregoing percentage was calculated based on the 37,726,768 shares of Common Stock outstanding as of December 31, 2011.

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
Date

/S/ ALAN TREFLER
Signature

Alan Trefler
Name/Title

5